UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-8557


REPORT PERIOD
October 1, 1998 to December 31, 1998



In the Matter of

CENTRAL AND SOUTH WEST CORPORATION, ET AL


      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from October 1, 1998 through December 31, 1998 (the "Reporting Period"):

      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

CSW
System              Money Pool       Short-Term         Total            SEC
Company    Date     Borrowings     Borrowings (1)    Borrowings         Limit

CPL      11/12/98  $202,706,769           -         $202,706,769    $600,000,000
PSO      12/22/98    32,492,203           -           32,492,203     300,000,000
SWEPCO   12/22/98    63,167,016           -           63,167,016     250,000,000
WTU      12/23/98     7,770,202           -            7,770,202     165,000,000
CSWS     12/31/98    97,103,469           -           97,103,469     210,000,000
-----------------------

(1) Pursuant to the External Program authorized in this file.

      2. During the Reporting Period the weighted average interest rate for borrowings through the Money Pool was 5.75%.

      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


            Total           CSW            CSW        Total CSW
          Subsidiary      Loans to     Corporation   Short-Term        SEC
Date      Borrowings     Money Pool     Borrowings   Borrowings       Limit

12/23/98  $363,279,000  $363,279,000  $349,335,000  $712,614,000  $2,500,000,000


      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the SEC's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   January 27, 1999



                         CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT  COMPANY
                         PUBLIC  SERVICE COMPANY OF OKLAHOMA
                         SOUTHWESTERN ELECTRIC POWER COMPANY
                         WEST TEXAS UTILITIES COMPANY
                         CENTRAL AND SOUTH WEST SERVICES, INC.

                         BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /s/ Lawrence B. Connors
                             Lawrence B. Connors
                             Controller